ZURICH
FINANCIAL SERVICES

RECEIVED
2004 MAY 26 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

04030416

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 05/24/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group sells General Insurance Business in Singapore to QBE" dated May 21, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Hellk

Andres Christen

PROCESSED
MAY 27 2004
THOMSON
FINANCIAL

dlw 5/27

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group sells General Insurance Business in Singapore to QBE

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, May 21, 2004 - Zurich Financial Services Group (Zurich) announced today that, in line with Zurich's strategy to focus on key markets, it has signed an agreement with QBE Insurance (International) Limited (QBE) for QBE to acquire 100% of the share capital of Zurich Insurance (Singapore) Pte. Ltd. (Zurich Singapore). The parties agreed to keep the price confidential. Subject to approval by the Monetary Authority of Singapore, the transaction is expected to close by the end of June 2004.

At the end of 2003, Zurich Singapore had Gross Written Premiums of USD 35 million (SGD 59 million).

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41,
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Zurich Insurance Singapore
Sylvia Chow
Tel: +65 6424 41 02, Fax: +65 6222 48 92
sylvia.chow@zurich.com